Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE COMPANY

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income	$76,040	$100,178	$86,136	$133,634	$117,245
Add: Fixed Charges	56,849	55,510	54,489	55,561	56,338
Earnings as defined	$132,889	$155,688	$140,625	$189,195	$173,583
Fixed Charges:
Interest charges	$56,849	$55,510	$54,489	$49,389	$48,488
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	6,172	7,850
Total fixed charges	$56,849	$55,510	$54,489	$55,561	$56,338
Ratio of earnings to fixed charges	2.3	2.8	2.6	3.4	3.1